FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, March 2, 2016

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX COMPLETES C$735,000,000 BOUGHT DEAL FINANCING

Toronto, Ontario (March 2, 2016) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has completed its previously announced public offering of 1,000,000 subordinate voting shares of Fairfax (the “Subordinate Voting Shares”) at a price of C$735.00 per share, for gross proceeds of C$735,000,000 (the “Offering”).

The Subordinate Voting Shares were sold through a syndicate of underwriters led by BMO Capital Markets, CIBC Capital Markets and RBC Capital Markets that also included Scotia Capital Inc., Cormark Securities Inc., TD Securities Inc., Desjardins Securities Inc., Canaccord Genuity Corp. and GMP Securities L.P.

Fairfax intends to use the net proceeds of the Offering to fund the previously announced acquisitions of shares of Eurolife ERB Insurance Group Holdings S.A. (“Eurolife”) and ICICI Lombard General Insurance Company Limited (“ICICI Lombard”). If the Eurolife or ICICI Lombard acquisitions are not successfully completed or if there is any remaining balance of the net proceeds of the Offering, Fairfax intends to use that balance to augment its cash position, to pursue other potential acquisition opportunities, to increase short-term investments and marketable securities held at the holding company level, to refinance or retire outstanding debt and other corporate obligations of Fairfax and its subsidiaries from time to time and/or for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of Canadian provincial securities laws. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the offering, the failure to successfully complete the previously announced acquisitions or investments or to complete them on the currently proposed terms; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.